

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 15, 2016

Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong

      **Re: Nord Anglia Education, Inc.
          Form 20-F for Fiscal Year Ended August 31, 2015
          Filed December 31, 2015
          File No. 1-36356**

Dear Mr. Fitzmaurice:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Terry French for

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications